SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN September 6, 2003 AND September 11, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated September 9, 2003 chinadotcom Announces Termination of the e-Lux Acquisition

1.2	Press Release dated September 9, 2003 chinadotcom Acquires Majority Interest of Leading Supply Chain Solutions Provider IMI Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2003

CHINADOTCOM CORPORATION

By:	/s/ STEVEN CHAN
Steven Chan
Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated September 9, 2003 chinadotcom Announces Termination of the e-Lux Acquisition

1.2	Press Release dated September 9, 2003 chinadotcom Acquires Majority Interest of Leading Supply Chain Solutions Provider IMI Corp.

Exhibit 1.1

chinadotcom Announces Termination of the e-Lux Acquisition

Companies to explore other mutual business opportunities in SMS space

HONG KONG September 09, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and solutions company in Asia, today announced that its mobile and portal unit, hongkong.com Corporation (‘hongkong.com”), has mutually agreed with e-Lux Corporation (“e-Lux”) to terminate the original conditional agreement, dated August 05 2003, with respect to the intention to acquire a 100% stake in e-Lux. After having engaged in extensive business negotiations, each side felt it would be more productive at this time to move forward to explore other modes of business co-operation rather than pursue an acquisition. This would encompass cross selling of SMS (short message service) products, by leveraging the subscriber bases of both companies and through news content offered by hongkong.com.

“We believe this mutual decision is in the best interests of both companies and we look forward to potential future business co-operation with e-Lux by leveraging its product strengths in the SMS market sector to bolster our nationwide SMS distribution platform across 26 provinces,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation.

The chinadotcom group of companies remains committed to SMS services and the broad mobile applications market, and will continue to evaluate investment and acquisition opportunities as they arise which complement their existing mobile services business.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm, the company now offers consumer-based and enterprise-based SMS and mobile application software development services. As of the end of Q2 2003, Newpalm has 4.4 million subscriptions in China on a platform that works on both the CDMA and GSM systems, with connectivity and service agreements with mobile network operators in 26 provinces. Newpalm is a wholly-owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel	:	1-212-661-2160
Fax	:	1-973-591-9976
e-mail	:	craig.celek@hk.china.com

Exhibit 1.2

chinadotcom Acquires Majority Interest of Leading

Supply Chain Solutions Provider IMI Corp.

Capitalizes on growth in the manufacturing industry in China and across Asia

HONG KONG September 09, 2003 CDC Software, a wholly-owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), today announced the acquisition of a majority stake of Industri-Matematik International Corp. (“IMI”), a leading provider of supply chain management (“SCM”) solutions in the United States and Europe.

IMI is expected to be an accretive acquisition for chinadotcom, with positive earnings, cash flow, and recurring revenue streams. IMI revenues for the six months ended June 30, 2003 were US$21.9 million, with operating EBITDA of 14%, or US$3.1 million. IMI has over 35 years of experience in the SCM software sector with a strong presence in the US, Europe, and the Nordic countries. IMI’s proprietary software is comprised of comprehensive supply chain solutions that serve a wide range of businesses including complex retail, wholesale, consumer goods, distribution operations. The IMI customer base includes GE, AT&T, Starbucks, Campbell Soup, Dial, Frito Lay, Kellogg’s, and Warner/Electra/Atlantic. IMI’s financial results will be consolidated into chinadotcom’s financial statements from September 2003 onwards.

“The acquisition of IMI fits our overall strategy of developing and assembling a suite of related premium enterprise software solutions that allow for synergist cross selling opportunities as well as the ability to enhance mid and long term profit by transferring key cost centers to China. In addition, IMI has special strategic value for us since SCM is a critical front-end requirement to any modern ERP package, and IMI’s SCM solution is a world leader. We feel that it complements our pending acquisition of Ross Systems, a leading process manufacturing software company, in terms of geographical presence, complementary product channels, and potential cross-selling opportunities to both customer bases,” commented Peter Yip, Chief Executive Officer of chinadotcom corporation.

Mr. Yip continued, “As China plays an ever increasing role in global manufacturing, especially since its entry into the WTO, we see growing demand from Chinese companies and multi-national companies operating in China for SCM solutions, including order management, warehousing and logistics—to link up factories in China with demand centers around the world. We believe IMI will allow us to best serve this need.”

Timothy Campbell, President and Chief Executive Officer of IMI, said, “We believe CDC Software’s well-established network and strong presence in the Greater China and Asia Pacific region should help expand distribution for IMI’s Supply Chain Management products in this fast-growing geographic market. These new developments and channel capabilities should strengthen our market position as a leading global SCM solutions provider.”

chinadotcom’s stake in IMI resulted from CDC Software’s purchase of a 51% interest of the holding company which owns 100% of IMI. The remaining 49% is held by Symphony Technology Group (“Symphony”), a Palo Alto, California-based private equity firm focused on enterprise software and services, which previously owned 100% of IMI. In consideration for the 51% stake, CDC software has agreed to invest US$25 million into the holding company, and has also agreed to finance a loan facility for the holding company of up to a further US$25 million. All funds into the holding company will be used primarily for further expansion in the SCM software sector via acquisitions, strategic investments and organic growth. Additional terms of the transaction designate CDC Software as the master distributor for IMI’s software products in China as well as an outsourcing partner for IMI.

“chinadotcom is an excellent partner for us. We share the same vision of building a market leading SCM software company. chinadotcom provides an excellent network to one of the fastest growing software market in the world and they are investing in quality offshore development and support,” said Romesh Wadhwani, Founder and Managing Partner of Symphony Technology Group. “We believe that together we can further develop IMI into a dominant and uniquely global supply chain software company.”

Symphony is exclusively focused on software and technology investments. They have a team of operating and investing professionals deeply experienced in enterprise software. It was founded by Managing Partner, Romesh Wadhwani, who previously was the founder and Chief Executive Officer of Aspect Development.

“We have been very impressed by Symphony’s positive track record of consistent operational improvements at various companies which it has managed, including IMI,” said Mr. Yip. “Given that their objectives are complementary to ours, we have been comfortable allowing Symphony to continue their strong role with respect to managing IMI and identifying new acquisition and strategic investment opportunities in the SCM sector.”

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

About CDC Software

CDC Software is a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise software and solutions company in Asia. CDC Software integrates a series of chinadotcom’s in-house developed products engineered in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Industri-Matematik

Industri-Matematik International Corp. (IMI) is a leading provider of supply chain solutions for the retail value chain. IMI focuses on performance-driven customer fulfillment using sophisticated analytic applications that provide a granular view of critical data for real-time, complex decision-making. The company is dedicated to helping consumer goods and retail companies automate, streamline and measure order management and replenishment processes, based on actual customer demand. IMI offers proven solutions in collaborative order management, fulfillment, distribution center / store replenishment, supply chain analytics, visibility and event management capabilities. IMI is headquartered in Mt. Laurel, New Jersey with offices in the United Kingdom, Sweden and the Netherlands. Additional information about IMI is available at www.industri-matematik.com.

About Symphony Technology Group

Symphony Technology Group is an enterprise software investment firm offering a unique blend of technology, venture funding, partnering, marketing, and corporate finance expertise. Led by experienced software operators and entrepreneurs, Symphony strives to make trajectory changing impact on the most important dimensions of building successful companies in the software space: hiring key management team members, identifying and developing “game-changing” strategies and executing flawlessly against these strategies. For more information about Symphony, please visit the website www.symphonytg.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852)2961 2750
Fax	:	(852)2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel	:	1 (212) 661 2160
Fax	:	1 (973) 591 9976
e-mail	:	craig.celek@hk.china.com